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                                 UNITED STATES                          OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION        ----------------------------
                             WASHINGTON, D.C. 20549              OMB Number:      3235-0145
                                                                 Expires:   August 31, 1999
                                                                 Estimated average burden
                                                                 hours per response. .14.90
                                                                 ----------------------------
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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*

                         Mahoning National Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   560090102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              Marty E. Adams, President and Chief Operating Officer
                            Sky Financial Group, Inc.
                             221 South Church Street
                            Bowling Green, Ohio 43402
                                 (419) 327-6300

                                   Copies to:

  W. Granger Souder, Esq.                      M. Patricia Oliver
  Sky Financial Group, Inc.                    Squire, Sanders & Dempsey L.L.P.
  221 South Church Street                      4900 Key Tower
  Bowling Green, Ohio  43402                   127 Public Square
  (419) 327-6300                               Cleveland, Ohio 44114-1304
                                                 (216) 479-8500

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 7, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 560090102
--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Sky Financial Group, Inc.
                  IRS #    34-1372535
                       ----------------
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group

                  (a)_______________________________________________________

                  (b)_______________________________________________________
--------------------------------------------------------------------------------

         3.       SEC Use Only______________________________________________
--------------------------------------------------------------------------------

         4.       Source of Funds         WC________________________________
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)_____________________________________
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization     Ohio
                                                       -----------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Number of        7. Sole Voting Power up to 1,253,700 shares as of June 7, 1999,
Shares Bene-     subject to adjustment so as to constitute 19.9% of outstanding
ficially Owned   Common Stock*
by Each
Reporting        8. Shared Voting Power     None
Person With                            -------------------------------------

                 9. Sole Dispositive Power up to 1,253,700 shares as of June 7, 1999, subject to adjustment so as to constitute 19.9% of outstanding Common Stock*

                 10. Shared Dispositive Power   None
                                             -------------------------------
--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person up to 1,253,700 shares as of June 7, 1999, subject to adjustment so as to constitute 19.9% of outstanding Common Stock*
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11) up to 19.9%
                                                                ------------
--------------------------------------------------------------------------------

         14.      Type of Reporting Person    CO
                                          ----------------------------------

* Beneficial Ownership of 1,253,700 shares of Common Stock reported hereunder is so being reported solely as a result of the Stock Option Agreement described in
Item 6. The Binding Option (as defined in Item 3) granted pursuant to the Stock Option Agreement has not yet become exercisable. Because the Binding Option will not become exercisable unless and until certain specified events occur, Sky Financial Group, Inc. expressly disclaims beneficial ownership of all such shares except for 43,532 shares of Common Stock beneficially owned by Sky Financial Group, Inc., its affiliates and persons listed in Schedule I.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $1.00 per share ("Common Stock"), of Mahoning National Bancorp, Inc., a corporation formed under the laws of the State of Ohio (the "Issuer"), the principal executive offices of which are located at 23 Federal Plaza, Youngstown, Ohio 44503-1815.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) AND (f) This statement is being filed by Sky Financial Group, Inc., an Ohio corporation ("Sky"), which is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The principal business offices of Sky are located at 221 South Church Street, Bowling Green, Ohio 43402. As of the date of this Schedule 13D, Sky

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provides diversified financial services including banking and trust services.
Sky's banking affiliates include Mid Am Bank, Toledo, Ohio; Sky Bank, Salineville, Ohio; and The Ohio Bank, Findlay, Ohio. The Company's financial services affiliates include Sky Asset Management, Inc., Clearwater, Florida; Sky Investments, Inc., Bryan, Ohio; Sky Financial Solutions, Inc., Columbus, Ohio; Mid Am Private Trust, N.A., Cleveland, Ohio; Mid Am Financial Services, Inc., Carmel, Indiana; Simplicity Mortgage Consultants, Marion, Indiana; Mid Am Title Insurance Agency, Inc., Adrian, Michigan; Sky Technology Resources, Inc., Bowling Green, Ohio; ValueNet, Inc., Lisbon, Ohio; Freedom Financial Life Insurance Company, Phoenix, Arizona; Picton Cavanaugh, Inc., Toledo, Ohio; and Freedom Express, Inc., Salineville, Ohio.

         The names of the directors and executive officers of Sky and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I, which Schedule is incorporated herein by reference.

         Other than executive officers and directors, to the best of Sky's knowledge, there are no persons controlling or ultimately in control of Sky.

         (d)-(e) Neither Sky nor, to the best of its knowledge, any of the persons listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Sky nor, to the best of its knowledge, any of the persons listed in
Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEMS 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This statement relates to the Stock Option Agreement, dated June 7, 1999, by and between Sky and the Issuer (the "Stock Option Agreement") in which Sky acquired a binding option to purchase from the Issuer up to 19.9% (1,253,700 shares as of the date of the Stock Option Agreement) of the Issuer's outstanding Common Stock for a purchase price of $36.60 per share (the "Binding Option"). This acquisition gives Sky deemed beneficial ownership of 19.9% of the Issuer's outstanding Common Stock, thus triggering this reporting requirement. If exercised, Sky will use its working capital to purchase the Common Stock available to it pursuant to the Binding Option.

ITEM 4. PURPOSE OF TRANSACTION

         (a)-(j)  SUMMARY OF THE TERMS OF THE MERGER AGREEMENT:

         The Issuer has granted to Sky the Binding Option in furtherance of an Agreement and Plan of Merger, dated June 6, 1999, by and between Sky and the Issuer (the "Merger Agreement"), pursuant to which the Issuer will be merged with and into Sky (the "Merger"). The Merger Agreement calls for each outstanding share of Common Stock to be converted in the Merger into 1.66 shares of Sky common stock, without par value, in a tax-free exchange, subject to certain adjustments based on the then current closing price of Sky's common stock on the NASDAQ National Market System. The Articles of Incorporation and the Code of Regulations of Sky that are in effect immediately prior to the effective date of the Merger will become the Articles of Incorporation and the Code of Regulations of the surviving corporation after the Merger. The directors and officers of Sky immediately before the effective date of the Merger, will remain the directors and officers of the surviving corporation; however, the size of the Board of Directors of Sky will be increased from 28 to 29 members to include one person who was a member of the Issuer's Board of Directors immediately before the effective time of the Merger.

         Upon consummation of the Merger, the Common Stock will be delisted from trading on the NADSAQ National Market System, where it currently trades under the symbol "MGNB," and the Issuer will no longer be required to file periodic reports under Section 12(b) of the Act (although the Issuer may have continuing reporting obligations under Section 15(d) of the Act by reason of various outstanding debt securities).

         The Merger Agreement contains certain customary restrictions on the conduct of the business of the Issuer pending consummation of the Merger. Consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, but not limited to, approval of the Merger by the holders of shares of Common Stock, approval of the issuance of shares of Sky common stock in accordance with the terms of the Merger Agreement by the holders of shares of Sky common stock, the receipt of certain regulatory approvals, and the satisfaction of certain other customary conditions set forth in the Merger Agreement.

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

         A copy of the Merger Agreement (including the form of Stock Option Agreement as an exhibit thereto) was filed as an exhibit to Sky's Report on Form 8-K filed June 7, 1999 and is incorporated herein by reference. The Stock Option Agreement is filed herein. The summary of the terms of the Merger Agreement and the Stock Option Agreement contained in this Schedule 13D is not intended to be complete and is qualified in its entirety by reference to such exhibits.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Sky may be deemed to be the beneficial owner of the shares of Common Stock issuable upon the exercise of the Binding Option. As provided in the Stock Option Agreement, Sky may exercise the Binding Option only upon the happening of one or more events, none of which has occurred. (See Item 6.) If the Binding Option were exercised, the shares of Common Stock issuable to Sky would represent up to 19.9% of the currently issued and outstanding shares of Common Stock. Sky has no right to vote or dispose of the shares of Common Stock subject to the Binding Option and expressly disclaims beneficial ownership of all such shares except for 43,532 shares of Common Stock beneficially owned by Sky, its affiliates and persons listed in Schedule I. Except as set forth above, neither Sky nor, to the best of its knowledge, any of the persons listed in
Schedule I beneficially owns any shares of Common Stock.

         (b) If Sky were to exercise the Binding Option, it would have sole power to vote and, subject to the terms of the Stock Option Agreement, sole power to direct the disposition of the shares of Common Stock issuable pursuant to the Binding Option.

         (c) Sky acquired the Binding Option in connection with the Merger Agreement. (See Item 4). Neither Sky nor, to the best of its knowledge, any of the persons listed in Schedule I has effected any transactions in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Sky has entered into the following contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of the Issuer:

                  STOCK OPTION AGREEMENT. On June 7, 1999, Sky entered into a Stock Option Agreement with the Issuer, whereby Sky was granted a Binding Option to purchase up to 19.9% of the Company's outstanding Common Stock (1,253,700 shares as of the date of the Stock Option Agreement) at an exercise price of $36.60 per share. Sky may exercise the Binding Option at any time or from time to time upon the occurrence of a "Purchasing Event." A Purchasing Event is defined as:

                  (i) the Issuer entering into an agreement with any person to merge, consolidate or any other similar transaction for the purchase, lease or acquisition of all or substantially all of the assets of the Issuer or for the purchase or acquisition of securities representing 20% or more of the voting power of the Issuer;

                  (ii) any person (other than Sky) having acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding Common Stock after the date of the Stock Option Agreement;

                  (iii) any person having made a bona fide takeover proposal to the Issuer by public announcement or written communication that is or becomes the subject of public disclosure, and, following such bona fide takeover proposal, the stockholders of the Issuer vote not to adopt the Merger Agreement between Sky and the Issuer;

                  (iv) the Issuer shall have willfully breached the Stock Option Agreement in any material respect, which breach shall not have been cured within 15 days after notice thereof;

                  (v) the Issuer shall have breached the Merger Agreement between Sky and the Issuer following a bona fide takeover proposal;

                  (vi) the shareholders of the Issuer shall have voted and failed to approve the Merger Agreement and the Merger at a meeting or such meeting shall not have been held in violation of the Merger Agreement; or

                  (vii) the Issuer's Board of Directors shall have withdrawn or modified in any manner adverse in any respect to Sky, its recommendation that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement or the Issuer or a subsidiary of the Issuer shall have authorized, recommended, or proposed an agreement to engage in an acquisition transaction with any person other than Sky or a subsidiary of Sky.

                  In the event Sky elects to exercise the Binding Option, Sky must send written notice to the Issuer specifying the total number of shares it will purchase and the place and date, not earlier than three business days nor later than 60 business days after the notice date, for the closing of such purchase. At the closing, Sky must pay to the Issuer the aggregate purchase price for the Common Stock purchased in immediately available funds by wire transfer. Simultaneous with the delivery of funds, the Issuer must deliver to Sky certificates representing the number of shares of Common Stock purchased.

                  The Issuer has represented that it will at all times maintain sufficient authorized but unissued shares of Common Stock so that the option may be exercised without authorization of additional shares of Common Stock. Furthermore, the Issuer has agreed that, in the event of any change in the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges or shares or the like, the type and number of shares subject to the option, and the purchase price per share, will be adjusted appropriately.

                  The Binding Option may be terminated in any of the following manner:

                  (i)  by mutual consent of Sky and the Issuer;

                  (ii) by either Sky or the Issuer if the Federal Reserve Board shall have issued an order denying approval of the affiliation of Sky and the Issuer or if any other governmental entity shall have issued a final permanent order enjoining or otherwise prohibiting consummation of the affiliation;

                  (iii) by either Sky or the Issuer if the affiliation has not been consummated on or before March 31, 2000; or

                  (iv) by either Sky or the Issuer if no Purchase Event has occurred and either Sky's or the Issuer's stockholders have failed to approve the affiliation.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Agreement and Plan of Merger, dated as of June 6, 1999, by and between Sky Financial Group, Inc. and Mahoning National Bancorp, Inc. (Reference is made to Exhibit 2 to Sky's Report on Form 8-K filed June 7, 1999, which
     Exhibit is incorporated herein by reference.)

2. Stock Option Agreement, dated as of June 7, 1999, by and between Sky Financial Group, Inc. and Mahoning National Bancorp, Inc.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 30, 1999           SKY FINANCIAL GROUP, INC.


                                By: /s/ Marty E. Adams
                                    --------------------------------------------
                                    Name:  Marty E. Adams
                                    Title: President and Chief Operating Officer

                                       5

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                                  EXHIBIT INDEX

Exhibit
-------

2 Agreement and Plan of Merger, dated as of June 6, 1999, by and between Sky Financial Group, Inc. and Mahoning National Bancorp, Inc. (Reference is made to
                           Exhibit 2 to Sky's Report on Form 8-K filed June 7, 1999, which Exhibit is incorporated herein by reference).

99 Stock Option Agreement, dated as of June 7, 1999, by and between Sky Financial Group, Inc. and Mahoning National Bancorp, Inc.


                                       6

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                                   SCHEDULE I
                                   ----------

          DIRECTORS AND EXECUTIVE OFFICERS OF SKY FINANCIAL GROUP, INC.
          -------------------------------------------------------------

         The names, business addresses and present principal occupations of the directors and executive officers of Sky Financial Group, Inc. are set forth below. If no business address is given, the director's or executive officer's business address is 221 South Church Street, Bowling Green, Ohio 43402. The business address of each of the directors of Sky Financial Group, Inc. is also the business address of such director's employer, if any. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

DIRECTORS
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
MARTY E. ADAMS                    President, Chief Operating Officer and
                                  Director of Sky Financial Group.

GERALD D. ALLER                   President, Aller's Pharmacy, Inc., a retail pharmacy
                                  127 N. Main Street
                                  North Baltimore, OH 45872

DAVID A. BRYAN                    Partner in the law firm of Wasserman, Bryan, Landry & Honold
                                  405 N. Huron 300 Inns of Court Building
                                  Toledo, OH 43604

KEITH D. BURGETT                  Veterinarian and owner of Carrollton Animal Hospital and owner of
                                  Burgett Angus Farms
                                  1225 Canton Road
                                  Carrolton, OH 44615

GEORGE N. CHANDLER II             Vice President-Reduced Iron Cleveland-Cliffs, Inc.
                                  1100 Superior Avenue
                                  Cleveland, OH 44114

DAVID R. FRANCISCO                Chairman, Chief Executive Officer and Director of Sky Financial Group.

DEL E. GOEDEKER                   Vice President/Corporate Development of Tuscarora, Inc.
                                  200 Geneva Drive
                                  Aliquippa, PA 15001

D. JAMES HILLIKER                 Vice President, Better Food Systems, Inc., a company that owns and operates Wendy's Restaurant franchises.
                                  101 West Columbus Avenue
                                  Bellefontaine, OH 43311

RICHARD R. HOLLINGTON, JR.        Senior Partner in the law firm of Baker & Hostetler LLP
                                  3200 National City Center
                                  1900 East 9th Street
                                  Cleveland, OH 44114

FRED H. JOHNSON, III              Director and President of Summitcrest, Inc., a cattle farm
                                  Box 5
                                  Summitville, OH 43962
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
H. LEE KINNEY                     Senior Vice President, Citizens Banking Company
                                  100 North Fourth Street
                                  Steubenville, OH 43952

GERARD P. MASTROIANNI             President of the Buckeye Village Market, Inc., a grocery store chain, and
                                  President of Alliance Ventures, a real estate holding company
                                  1800 West State Street
                                  Alliance, OH 44601

MARILYN O. MCALEAR                Vice President and Treasurer, Service Spring Corp, a manufacturer of spring products
                                  4370 Martin-Moline Road
                                  Millbury, OH 43557

JAMES C. MCBANE                   Vice Chairman of Sky Financial Group, Principal and Chief Executive
                                  Officer of McBane Insurance Agency, Inc.
                                  School Street-Box 340
                                  Bergholz, OH 43908

KENNETH E. MCCONNELL              Owns/operates McConnell's Farms and is a partner in McConnell's Farm
                                  Market, a meat market
                                  2189 State Route 43
                                  Richmond, OH 43944-9732

THOMAS S. NONEMAN                 President, Tomco Plastic, a custom plastic injection molding manufacturer
                                  730 East South Street
                                  Bryan, OH 43506

EDWARD J. REITER                  Senior Chairman of Sky Financial Group

PATRICK W. ROONEY                 Chairman of the Board, President and CEO, The Cooper Tire Company
                                  701 Lima Avenue
                                  Findlay, OH 45840

EMERSON J. ROSS, JR.              Manager of Corporate Community Relations, Owens-Corning Fiberglas, a
                                  manufacturer of building materials and composite products
                                  Fiberglas Tower, 19th Floor
                                  Toledo, Ohio 43659

DOUGLAS J. SHIERSON               Private Investigator
                                  555 Budlong
                                  Adrian, MI  49221

C. GREGORY SPANGLER               Chairman and CEO, Spangler Candy Company, a manufacturer of candy products
                                  400 North Portland Street, PO Box 71
                                  Bryan, OH 43506

ROBERT E. SPITLER                 Partner in the law firm of Spitler, Vogtsberger & Huffman
                                  131 East Court Street
                                  Bowling Green, Ohio 43402

ROBERT E. STEARNS, DDS            Dentist, Drs. Stearns and Zouhary, DDS, Inc.
                                  849 Dixie Highway
                                  Rossford, OH 43460

JOSEPH N. TOSH, II                President and Chief Executive Officer of Century National Bank, a
                                  subsidiary of Sky Financial Group
                                  One Century Place
                                  Rochester, PA 15074
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OFFICERS
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FRANK J. KOCH                     Executive Vice President/Credit Administration
                                  10 East Main Street
                                  Salinevile, OH 43945

W. GRANGER SOUDER                 Executive Vice President/General Counsel

KEVIN T. THOMPSON                 Executive Vice President/Chief Financial Officer

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